FILE #82-2871

GALLERY RESOURCES LIMITED.
VANCOUVER, B.C.

QUARTERLY REPORT

FOR THE THREE MONTHS ENDED MAY 31, 2005

#82-2871

GALLERY RESOURCES LIMITED.
BALANCE SHEET
MAY 31, 2005

	May 31, 2005	February 28, 2005 (AUDITED)
ASSETS		
CURRENT ASSETS:		
Cash	$ -	$ -
Accounts receivable	35,860	59,197
Due to related party	14,698	-
Prepaid expenses	492,600	128,600
Total current assets	543,158	187,797
TERM DEPOSIT	3,500	3,500
RESOURCE PROPERTIES	2,915,710	2,545,338
CAPITAL ASSETS	21,132	43,432
	$ 3,483,500	$ 2,780,067
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Bank indebtedness	$ 7,032	$ 45,481
Accounts payable and accrued liabilities	487,673	344,065
Due from related party	-	-
	494,705	389,546
SHAREHOLDERS' EQUITY:		
Capital stock:		
Authorized: Unlimited number of common voting shares		
Issued: 157,556,117 common shares (February 28, 2005- 145,026,117 shares)	26,415,724	25,590,483
Commitment to issue shares	-	-
Contributed surplus	539,400	539,400
Deficit, per accompanying statement	(23,966,329)	(23,739,362)
Total shareholders' equity	2,988,795	2,390,521
	$ 3,483,500	$ 2,780,067

"Bruce Costerd" Director

"Brian Cawley" Director

#82-2577

GALLERY RESOURCES LIMITED.
STATEMENT OF DEFERRED DEVELOPMENT EXPENDITURES
FOR THE THREE MONTHS ENDED MAY 31, 2005

	2005	2004
Expenditures		
Amortization	$ -	$ -
Assaying	180	936
Drilling	-	-
Geochemistry	1,414	2,297
Geology	24,160	24,033
Geophysics	325,312	97,886
Prospecting	5,511	18,003
Wages and employee benefits	-	-
Increase in deferred development expenditures during the period	356,577	143,155
Deferred development expenditures at beginning of year	2,359,961	1,710,218
Deferred costs written off	(4,804)	(6,971)
DEFERRED DEVELOPMENT EXPENDITURES, end of period	$ 2,711,734	$ 1,846,402

	Shabogamo	Katie
Expenditures		
Amortization	$ -	$ -
Assaying	180	-
Drilling	-	-
Geochemistry	1,414	-
Geology	24,160	-
Geophysics	325,312	-
Prospecting	707	-
Wages and employee benefits	-	-
Increase in deferred development expenditures during the period	351,773	0
Deferred development expenditures at beginning of year	604,089	1,755,872
Deferred costs written off	-	-
DEFERRED DEVELOPMENT EXPENDITURES, end of period	$ 955,862	$ 1,755,872

#82-3877

GALLERY RESOURCES LIMITED.
STATEMENT OF LOSS AND DEFICIT
FOR THE THREE MONTHS ENDED MAY 31, 2005

	2005	2004
Interest income	$ 16	$ 30
Administrative expenditures:		
Advertising	26,111	9,638
Amortization	489	518
Office	47,156	49,451
Professional fees	16,749	13,591
Stock-based compensation	-	-
Travel	36,617	9,851
Wages	103,371	99,769
	230,493	182,818
Loss from operations	(230,477)	(182,788)
Gain on sale of capital assets	(8,314)	-
Write-down of mineral properties and mining claims	4,804	6,971
NET LOSS	(226,967)	(189,759)
DEFICIT , beginning of period	(23,739,362)	(22,085,558)
DEFICIT, end of period	$ (23,966,329)	$ (22,275,317)
Basic and diluted loss per common share	$ (0.01)	$ (0.01)
Weighted average number of common shares outstanding	155,508,275	122,490,403

#82-2871

GALLERY RESOURCES LIMITED.
STATEMENT OF CASH FLOWS
FOR THE THREE MONTHS ENDED MAY 31, 2005

	2005	2004
Cash flows from operating activities		
Cash paid to suppliers and employees	$ (783,635)	$ (171,852)
Interest received	16	30
	(783,619)	(171,822)
Cash flows from financing activities		
Due from related party	(14,698)	172,369
Issue of share capital	825,241	-
	810,543	172,369
Cash flow from investment activities		
Term deposit redeemed	-	-
Capital assets	30,125	-
Mineral property acquisition costs	(18,600)	-
	11,525	0
Increase in bank advances	38,449	547
Bank advances, beginning of period	(45,481)	(13,472)
Bank advances, end of period	$ (7,032)	$ (12,925)

#82-2871

GALLERY RESOURCES LIMITED.
NOTES TO THE FINANCIAL STATEMENTS
MAY 31, 2005

NOTE 1 BASIS OF PRESENTATION

The interim period financial statements have been prepared in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of the annual financial statements. These interim period statements should be read together with the audited financial statements and the accompanying notes included in the Company's latest annual report.

NOTE 2 COMPARATIVE FIGURES

Certain figures presented for comparative purposes have been reclassified to conform with the current year presentation.

NOTE 3 SIGNIFICANT EVENTS AND TRANSACTIONS

a) The company completed a private placement of 2,500,000 common shares at $ 0.07 per share with 2,500,000 share purchase warrants attached. Each warrant will entitle the holder to purchase one common share at $ 0.10 per share for an eighteen month period.

b) The company completed a private placement of 9,930,000 common shares at $ 0.07 per share with 9,930,000 share purchase warrants attached. Each warrant will entitle the holder tp purchase on common share at $ 0.10 for an eighteen month period The company will paid a finder fees of $ 17,150 cash, 345,000 share purchase warrants and 100,000 common shares. Certain directors of the Company participated in the private placement and purchased 1,600,000 common shares for a total proceeds of $ 112,000.

NOTE 4 STOCK-BASED COMPENSATION

The Company grants stock options in accordance with the TSX Venture Exchange ("TSX"). Effective September 1, 2002, the Company adopted the new CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", which recommends the fair value-based methodology for measuring compensation costs. The Company has adopted the use of the fair value-based method and therefore all awards to employees and non-employees will be recorded at fair value on the date of the grant and the associated expense is amortized over the vesting period.

The following assumptions were used for the Black-Scholes option pricing model valuation of stock options granted during the year:

Risk-free interest rate	2.35 to 3.94 %
Expected life of options	0.5 to 5 years
Annualized volatility	41.4 to 48.8.%
Dividend rate	0.00%

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

GALLERY RESOURCES LIMITED.
NOTES TO THE FINANCIAL STATEMENTS
MAY 31, 2005

NOTE 5 IMPAIRMENT OF DEFERRED EXPLORATION AND MINING CLAIMS

The company writes down any properties that have not had any exploration activities for over three years.

NOTE 6 SHARE CAPITAL

a) **Authorized**
Unlimited number of common voting shares.

b) **Issued and Outstanding common stock**

Balance as May 31, 2005	157,556,117	$ 26,415,724

c) **Options**

At May 31, 2005, the Company has share purchase options outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

Number	Exercise Price	Expiry Date
1,000,000	$0.10	March 7, 2007
400,000	$0.10	June 20, 2007
100,000	$0.10	July 30, 2007
2,400,000	$0.10	August 27, 2007
1,800,000	$0.10	January 13, 2008
200,000	$0.10	March 18, 2008
1,300,000	$0.10	April 3, 2008
2,500,000	$0.10	October 10, 2008
2,200,000	$0.10	October 1, 2009
2,600,000	$0.10	February 21, 2010
14,500,000		

d) Warrants

At May 31, 2005 the following share purchase warrants were outstanding entitling the holders the right to purchase one common share for each warrant held:

Number	Exercise Price	Expiry Date
8,000,000	$0.15	October 10, 2004 /05
7,700,000	$0.10/$012	August 5, 2005/06
14,142,857	$0.12/$0.14	September 17, 2005/06
1,571,428	$0.12/$0.14	October10, 2005/06
350,000	$0.10/$0.12	October 22, 2005/06
2,500,000	$0.10	September 30, 2006
10,275,000	$0.10	November 5, 2006
44,539,285		

NOTE 7 RELATED PARTIES

The company accrued the following expenses to related parties:

Wages	$ 60,000
Reimbursement of expenses	$ 74,664
Prepaid wages	$180,000

NOTE 8 SUBSEQUENT EVENTS

The Company announced a proposed non-brokered private placement of up to 15,000,000 units of the Corporation at a price of $0.06 per unit, for proceeds of up to $900,000. Each unit will consist of one common share or flow-through common share and a warrant to purchase an additional common share at an exercise price of $0.10 per share for a period of eighteen months from closing of the private placement.

The Company completed two closings of the non-brokered private placement for 3,333,332 units at $0.06 per unit for gross proceeds of $200,000. Each unit has one common share and one share purchase warrant allowing the holder to purchase one additional common share at $0.10 per share for a period of eighteen months. Finder's fees of $10,000 and 333,332 warrants were paid.

FILE #82-2877

GALLERY RESOURCES LIMITED.
VANCOUVER, B.C.

QUARTERLY REPORT

FOR THE THREE MONTHS ENDED MAY 31, 2005

#82-28T/

GALLERY RESOURCES LIMITED.
BALANCE SHEET
MAY 31, 2005

	May 31, 2005	February 28, 2005 (AUDITED)
ASSETS		
CURRENT ASSETS:		
Cash	$ -	$ -
Accounts receivable	35,860	59,197
Due to related party	14,698	-
Prepaid expenses	492,600	128,600
Total current assets	543,158	187,797
TERM DEPOSIT	3,500	3,500
RESOURCE PROPERTIES	2,915,710	2,545,338
CAPITAL ASSETS	21,132	43,432
	$ 3,483,500	$ 2,780,067
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Bank indebtedness	$ 7,032	$ 45,481
Accounts payable and accrued liabilities	487,673	344,065
Due from related party	-	-
	494,705	389,546
SHAREHOLDERS' EQUITY:		
Capital stock:		
Authorized: Unlimited number of common voting shares		
Issued: 157,556,117 common shares (February 28, 2005- 145,026,117 shares)	26,415,724	25,590,483
Commitment to issue shares	-	-
Contributed surplus	539,400	539,400
Deficit, per accompanying statement	(23,966,329)	(23,739,362)
Total shareholders' equity	2,988,795	2,390,521
	$ 3,483,500	$ 2,780,067

"Bruce Costerd" Director

"Brian Cawley" Director

#82-2871

GALLERY RESOURCES LIMITED.
STATEMENT OF DEFERRED DEVELOPMENT EXPENDITURES
FOR THE THREE MONTHS ENDED MAY 31, 2005

	2005	2004
Expenditures		
Amortization	$ -	$ -
Assaying	180	936
Drilling	-	-
Geochemistry	1,414	2,297
Geology	24,160	24,033
Geophysics	325,312	97,886
Prospecting	5,511	18,003
Wages and employee benefits	-	-
Increase in deferred development expenditures during the period	356,577	143,155
Deferred development expenditures at beginning of year	2,359,961	1,710,218
Deferred costs written off	(4,804)	(6,971)
DEFERRED DEVELOPMENT EXPENDITURES, end of period	$ 2,711,734	$ 1,846,402

	Shabogamo	Katie
Expenditures		
Amortization	$ -	$ -
Assaying	180	-
Drilling	-	-
Geochemistry	1,414	-
Geology	24,160	-
Geophysics	325,312	-
Prospecting	707	-
Wages and employee benefits	-	-
Increase in deferred development expenditures during the period	351,773	0
Deferred development expenditures at beginning of year	604,089	1,755,872
Deferred costs written off	-	-
DEFERRED DEVELOPMENT EXPENDITURES, end of period	$ 955,862	$ 1,755,872

#82-2871

GALLERY RESOURCES LIMITED.
STATEMENT OF LOSS AND DEFICIT
FOR THE THREE MONTHS ENDED MAY 31, 2005

	2005	2004
Interest income	$ 16	$ 30
Administrative expenditures:		
Advertising	26,111	9,638
Amortization	489	518
Office	47,156	49,451
Professional fees	16,749	13,591
Stock-based compensation	-	-
Travel	36,617	9,851
Wages	103,371	99,769
	230,493	182,818
Loss from operations	(230,477)	(182,788)
Gain on sale of capital assets	(8,314)	-
Write-down of mineral properties and mining claims	4,804	6,971
NET LOSS	(226,967)	(189,759)
DEFICIT , beginning of period	(23,739,362)	(22,085,558)
DEFICIT, end of period	$ (23,966,329)	$ (22,275,317)
Basic and diluted loss per common share	$ (0.01)	$ (0.01)
Weighted average number of common shares outstanding	155,508,275	122,490,403

#82-2877

GALLERY RESOURCES LIMITED.
STATEMENT OF CASH FLOWS
FOR THE THREE MONTHS ENDED MAY 31, 2005

	2005	2004
Cash flows from operating activities		
Cash paid to suppliers and employees	$ (783,635)	$ (171,852)
Interest received	16	30
	(783,619)	(171,822)
Cash flows from financing activities		
Due from related party	(14,698)	172,369
Issue of share capital	825,241	-
	810,543	172,369
Cash flow from investment activities		
Term deposit redeemed	-	-
Capital assets	30,125	-
Mineral property acquisition costs	(18,600)	-
	11,525	0
Increase in bank advances	38,449	547
Bank advances, beginning of period	(45,481)	(13,472)
Bank advances, end of period	$ (7,032)	$ (12,925)

FILE # 82-2877

GALLERY RESOURCES LIMITED.
NOTES TO THE FINANCIAL STATEMENTS
MAY 31, 2005

NOTE 1 BASIS OF PRESENTATION

The interim period financial statements have been prepared in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of the annual financial statements. These interim period statements should be read together with the audited financial statements and the accompanying notes included in the Company's latest annual report.

NOTE 2 COMPARATIVE FIGURES

Certain figures presented for comparative purposes have been reclassified to conform with the current year presentation.

NOTE 3 SIGNIFICANT EVENTS AND TRANSACTIONS

a) The company completed a private placement of 2,500,000 common shares at $ 0.07 per share with 2,500,000 share purchase warrants attached. Each warrant will entitle the holder to purchase one common share at $ 0.10 per share for an eighteen month period.

b) The company completed a private placement of 9,930,000 common shares at $ 0.07 per share with 9,930,000 share purchase warrants attached. Each warrant will entitle the holder tp purchase on common share at $ 0.10 for an eighteen month period The company will paid a finder fees of $ 17,150 cash, 345,000 share purchase warrants and 100,000 common shares. Certain directors of the Company participated in the private placement and purchased 1,600,000 common shares for a total proceeds of $ 112,000.

NOTE 4 STOCK-BASED COMPENSATION

The Company grants stock options in accordance with the TSX Venture Exchange ("TSX"). Effective September 1, 2002, the Company adopted the new CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", which recommends the fair value-based methodology for measuring compensation costs. The Company has adopted the use of the fair value-based method and therefore all awards to employees and non-employees will be recorded at fair value on the date of the grant and the associated expense is amortized over the vesting period.

The following assumptions were used for the Black-Scholes option pricing model valuation of stock options granted during the year:

Risk-free interest rate	2.35 to 3.94 %
Expected life of options	0.5 to 5 years
Annualized volatility	41.4 to 48.8.%
Dividend rate	0.00%

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

#32-2877

GALLERY RESOURCES LIMITED.
NOTES TO THE FINANCIAL STATEMENTS
MAY 31, 2005

NOTE 5 IMPAIRMENT OF DEFERRED EXPLORATION AND MINING CLAIMS

The company writes down any properties that have not had any exploration activities for over three years.

NOTE 6 SHARE CAPITAL

a) **Authorized**
Unlimited number of common voting shares.

b) **Issued and Outstanding common stock**

Balance as May 31, 2005	157,556,117	$ 26,415,724

c) **Options**

At May 31, 2005, the Company has share purchase options outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

Number	Exercise Price	Expiry Date
1,000,000	$0.10	March 7, 2007
400,000	$0.10	June 20, 2007
100,000	$0.10	July 30, 2007
2,400,000	$0.10	August 27, 2007
1,800,000	$0.10	January 13, 2008
200,000	$0.10	March 18, 2008
1,300,000	$0.10	April 3, 2008
2,500,000	$0.10	October 10, 2008
2,200,000	$0.10	October 1, 2009
2,600,000	$0.10	February 21, 2010
14,500,000		

d) **Warrants**

At May 31, 2005 the following share purchase warrants were outstanding entitling the holders the right to purchase one common share for each warrant held:

Number	Exercise Price	Expiry Date
8,000,000	$0.15	October 10, 2004 /05
7,700,000	$0.10/$012	August 5, 2005/06
14,142,857	$0.12/$0.14	September 17, 2005/06
1,571,428	$0.12/$0.14	October10, 2005/06
350,000	$0.10/$0.12	October 22, 2005/06
2,500,000	$0.10	September 30, 2006
10,275,000	$0.10	November 5, 2006
44,539,285		

NOTE 7 RELATED PARTIES

The company accrued the following expenses to related parties:

Wages	$ 60,000
Reimbursement of expenses	$ 74,664
Prepaid wages	$180,000

NOTE 8 SUBSEQUENT EVENTS

The Company announced a proposed non-brokered private placement of up to 15,000,000 units of the Corporation at a price of $0.06 per unit, for proceeds of up to $900,000. Each unit will consist of one common share or flow-through common share and a warrant to purchase an additional common share at an exercise price of $0.10 per share for a period of eighteen months from closing of the private placement.

The Company completed two closings of the non-brokered private placement for 3,333,332 units at $0.06 per unit for gross proceeds of $200,000. Each unit has one common share and one share purchase warrant allowing the holder to purchase one additional common share at $0.10 per share for a period of eighteen months. Finder's fees of $10,000 and 333,332 warrants were paid.